Exhibit 12.2

Boise Cascade Corporation and Subsidiaries
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

						Nine Months Ended
	Year Ended December 31					September 30
	____________________________________________					_________________
	1998	1999	2000	2001	2002	2002	2003
	_______	_______	_______	_______	_______	_______	_______
	(thousands)

Interest costs	$159,870	$146,124	$152,322	$128,970	$120,543	$90,285	$86,593
Interest capitalized during the period	1,341	238	1,458	1,945	3,937	3,776	352
Interest factor related to noncapitalized leases (a)	11,308	13,065	13,394	11,729	11,128	8,178	8,422
Adjustable conversion-rate equity security unit distributions	-	-	-	947	13,219	9,908	9,931
	_______	_______	_______	_______	_______	_______	_______
Total fixed charges	172,519	159,427	167,174	143,591	148,827	112,147	105,298
Preferred stock dividend requirements - pretax	19,940	17,129	16,019	15,180	14,548	14,441	13,886
	_______	_______	_______	_______	_______	_______	_______
Combined fixed charges and preferred
dividend requirements	$192,459	$176,556	$183,193	$158,771	$163,375	$126,588	$119,184
	=======	=======	=======	=======	=======	=======	=======
Income (loss) before income taxes, minority interest, and cumulative effect of accounting changes	$(16,878)	$355,940	$298,331	$(47,611)	$1,005	$(12,164)	$19,723
Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	3,791	(6,115)	(2,061)	8,039	2,435	2,354	(4,351)
Total fixed charges	172,519	159,427	167,174	143,591	148,827	112,147	105,298
Less interest capitalized	(1,341)	(238)	(1,458)	(1,945)	(3,937)	(3,776)	(352)
	_______	_______	_______	_______	_______	_______	_______
Total earnings before fixed charges	$158,091	$509,014	$461,986	$102,074	$148,330	$98,561	$120,318
	=======	=======	=======	=======	=======	=======	=======

Ratio of earnings to combined fixed charges and preferred dividend requirements	-	2.88	2.52	-	-	-	1.01

Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$34,368	$-	$-	$56,697	$15,045	$28,027	$-

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.